Cohen & Steers

280 Park Avenue

New York, NY 10017

January 17, 2014

Securities and Exchange Commission

Filing Desk

100 F. Street N.E.

Washington, D.C. 20549

Re:	Joint Insured Fidelity Bond of:
Cohen & Steers Dividend Value Fund, Inc. (File No. 811-21668)
Cohen & Steers Emerging Markets Real Estate Fund, Inc. (File No. 811-21894)
Cohen & Steers Global Infrastructure Fund, Inc. (File No. 811-21488)
Cohen & Steers Global Realty Shares, Inc. (File No. 811-08059)
Cohen & Steers Institutional Global Realty Shares, Inc. (File No. 811-21902)
Cohen & Steers Institutional Realty Shares, Inc. (File No. 811-09631)
Cohen & Steers International Realty Fund, Inc. (File No. 811-21677)
Cohen & Steers Preferred Securities and Income Fund, Inc. (File No. 811-22392)
Cohen & Steers Realty Income Fund, Inc. (File No. 811-08287)
Cohen & Steers Realty Shares, Inc. (File No. 811-06302)
Cohen & Steers Real Assets Fund, Inc. (File No. 811-22621)

Ladies and Gentlemen:

Enclosed for filing on behalf of the above-referenced registered investment management companies (the “Funds”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, are the following documents:

(i)	A copy of the endorsement to the joint Fidelity Bond (the “Bond”), effective December 31, 2013, issued by St. Paul Fire and Marine Insurance Company insuring the Funds is attached as Exhibit 1;

(ii)	A copy of the joint Fidelity Bond Agreement between the joint insureds in accordance with Rule 17g-1(f) is attached as Exhibit 2;

(iii)	A copy of the resolutions of the Directors of each Board, a majority of whom are not “interested persons” of the Funds, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Fund is attached as Exhibit 3; and

(iv)	A Rule 17g-1 Minimum Amount of Bond worksheet, showing the amount of a single insured bond which each Fund would have to maintain, had it not been named as an insured under the joint Bond, is attached as Exhibit 4.

The premiums for the bond will be appropriately paid from December 31, 2013 through December 31, 2014.

If there are any questions regarding this filing, please contact the undersigned at (212) 832-3232.

Very truly yours,

/s/ Tina M. Payne

Tina M. Payne
Assistant Secretary